Exhibit 99.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

Compensation Policy for Officers and Directors

1.	Introduction

This document sets forth the Compensation Policy for Officers and Directors (this “Compensation Policy” or “Policy”) of ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”), in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).

Compensation is a key component of ZIM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance ZIM’s value and otherwise assist ZIM to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of officers and directors to ZIM’s goals and performance.

For purposes of this Policy, “Officers” shall have the meaning set forth to such term in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, ZIM’s directors.

Each of the Officers may be engaged as an employee and/or as an independent service provider (including through a company controlled by him or her, against the issuance of a tax invoice to the Company), provided that if the Officer is engaged as an independent service provider the total amount paid to such Officer (including, but not limited to, value added tax) shall not exceed the maximum amounts that would have been paid to such Officer had he or she been engaged as an employee as specified in this Policy.

This Policy shall not apply to any subsidiaries of the Company except for an employee of a Company subsidiary who is also an Officer of the Company.

This Policy shall not derogate from any existing compensation arrangements of any of the Officers or Directors that were in effect prior to the date of adoption of this Policy. This Policy shall serve as ZIM’s Compensation Policy for three (3) years, commencing on its approval by the Company’s shareholders.

The Compensation Committee and the Board of Directors of ZIM (the “Compensation Committee” and the “Board”, respectively) shall review and reassess this Policy from time to time, as required by the Companies Law.

Wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 23 and 24 below.

Amounts determined in ILS were translated for convenience purposes to U.S. Dollar based on a rate of exchange of 1 U.S. Dollar equals to 3.27 ILS.

Changes of up to 5% from the maximal amounts set forth in this Compensation Policy shall not be regarded as a deviation from the provisions of this Compensation Policy.

2.	Objectives

ZIM’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to ZIM’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding ZIM’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Officers with those of ZIM’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Officers’ compensation with ZIM’s short and long-term goals and performance;

2.3.
To provide the Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

For purposes of this Compensation Policy:

“Base Salary” shall mean gross salary, before contributions to social benefits; and

“Employment Cost” shall mean any payment for employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised primarily of base salary and benefits) and “Variable Compensation” (comprised primarily of cash bonuses and Equity-Based Compensation) in order to, among other things, appropriately incentivize Officers to meet ZIM’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The value of the total variable compensation (i.e., annual bonus and equity-based compensation) of each Officer shall not exceed 90% of the value of the total compensation package of such Officer on an annual basis as determined by the Compensation Committee or the Board.

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, the Compensation Committee and the Board have examined the ratio between Employment Cost associated with the engagement of the Officers and directors, and the average and median Employment Cost associated with the engagement of ZIM’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in ZIM were examined and will continue to be examined by ZIM from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in ZIM.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A Base Salary provides stable compensation to Officers and allows ZIM to attract and retain competent executive talent and maintain a stable management team. The Base Salary varies among Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Officer.

6.2.	The monthly Base Salary shall not exceed the amounts specified below:

CEO: ILS 240,000 (approximately $73,395)

CFO: ILS 190,000 (approximately $58,104)

COO: ILS 180,000 (approximately $55,056)

Officers other than the CEO, CFO and COO: ILS 130,000 (approximately $39,755)

The Company may link the Base Salary of an Officer to the Israeli Consumer Price Index or to the exchange rate of any currency without it being considered a deviation from this Policy. In the latter case, the exchange rate of US dollar to ILS for determination of the compensation in U.S. Dollar shall be the representative rate of exchange determined by the Bank of Israel as of the date of approval of the compensation of the relevant Officer by the Board.

The maximum monthly Base Salary set forth in this section is based on the Officer’s full-time position. With respect to an Officer employed by the Company on a part-time basis, the maximum Base Salary shall be reduced proportionately, with the Compensation Committee and the Board having the authority to determine the scope of the position of the Officer and change it from time to time.

The total annual cost of any Officer (not including variable compensation) shall not exceed an amount equal to 150% of 12 times the gross monthly salary of the said Officer.

6.3.
The Compensation Committee and the Board may periodically consider and approve Base Salary adjustments for Officers. The main considerations for Base Salary adjustment are similar to those used in initially determining the Base Salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends, or such other factors as determined by the Compensation Committee or the Board. The Compensation Committee and the Board shall also consider the previous and existing compensation arrangements of the Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice, including redemption of vacation days;

7.1.2.	Sick leave in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to ZIM’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
ZIM may contribute on behalf of the Officer to an insurance policy, a pension fund or retirement fund, as allowed or required by applicable law and with reference to ZIM’s policies and procedures and the practice in similar companies (including contributions on bonus payments); and

7.1.6.
ZIM shall contribute on behalf of the Officer towards work disability insurance and life insurance, as allowed or required by applicable law and with reference to ZIM’s policies and procedures and the practice in similar companies (including contributions on bonus payments).

The above list is non-exclusive, and ZIM may grant its Officers other similar, comparable or customary benefits.

7.2.
ZIM may offer additional benefits to its Officers to the extent such benefits are reasonable or comparable to customary market practices, such as, but not limited to: company car, telecommunication and electronic devices, business related expenses, insurances and other benefits (such as newspaper subscriptions, academic and professional studies (including participation in those of children), periodic medical examinations, gifts on holidays and special occasions), etc., including tax gross-up for such benefits.

7.3.
ZIM may reimburse its Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. ZIM may provide advance payments to its Officers in connection with work-related expenses.

7.4.
Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such benefits shall be determined based on the methods described in Section 6.2 and 6.3 of this Policy (with the necessary changes and adjustments).

7.5.
In events of relocation or repatriation of an Officer to another geography, such Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits may include reimbursements, stipends or other payments for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, tax equalization payments, travel expenses for family members and other similar costs.

C. Cash Bonuses

8.	Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual or other periodic cash bonus is an important element in aligning the Officers’ compensation with ZIM’s objectives and business goals. Therefore, ZIM’s compensation philosophy reflects a pay-for-performance element, in which bonus payout eligibility and levels are generally determined based on actual financial or operational results, as well as individual performance.

8.2.
A cash bonus may be awarded to an Officer upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar or fiscal year or bonus period, or upon engagement, in case of newly-hired Officers, or upon establishment of a new bonus program, taking into account ZIM’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to a cash bonus (all or any portion thereof) and the formula for calculating any such cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in ZIM’s business environment, a significant organizational change, a significant merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights and the amount of bonus payouts (up to their entirety) during the applicable bonus period.

8.3.
In the event the employment of an Officer is terminated prior to the end of a bonus period, the Company may (but shall not be obligated to) pay such Officer a full cash bonus for the applicable period (based on achievement of bonus targets during such period) or a prorated one, or no bonus.

8.4.	The actual cash bonus with respect to a bonus period to be awarded to Officers shall be recommended by the CEO and approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Officers other than the CEO

9.1.
The annual cash bonus opportunity of ZIM’s Officers, other than the chief executive officer (the “CEO”), will generally be based on performance objectives and a discretionary evaluation of the Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be determined by ZIM’s CEO and approved by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired Officers or in special circumstances as determined by the Compensation Committee and the Board) on the basis of, but not limited to, Company, division and individual objectives. The performance objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (but not limited to) cost per carried TEU,  income derived from engine growth, market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
In addition, a less significant portion of the annual cash bonus opportunity granted to an Officer, other than the CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the relevant Officer’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.3.	The maximum annual cash bonus that an Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 11 monthly Base Salaries of such Officer.

9.	CEO

9.4.
The annual cash bonus opportunity of ZIM’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as determined by Compensation Committee the Board). The performance measurable objectives (which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on, Company and personal objectives. Company objectives may include actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.5.
In addition, a less significant portion of the annual cash bonus opportunity granted to ZIM’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.6.	The maximum annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 18 monthly Base Salaries of the CEO.

10.	Other Bonuses

10.1.
Special Bonus. ZIM may grant its Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the Compensation Committee’s and Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 5 monthly Base Salaries of such Officer.

10.2.
Signing Bonus. ZIM may grant a newly recruited Officer a signing bonus, at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 12 monthly Base Salaries of such Officer.

10.3.
Relocation/ Repatriation Bonus. ZIM may grant its Officers a special bonus in the event of relocation or repatriation of an Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 6 monthly Base Salaries of such Officer.

10.4.
Retention Bonus. In connection with a going private transaction, the Compensation Committee and Board of Directors may grant any Officer a bonus for retention purposes which shall not exceed ~~18~~ 12 monthly Base Salaries of such Officer, and subject to meeting a minimum retention period of 6 months.

11.	Compensation Recovery (“Clawback”)

The Company has adopted a Clawback Policy intended to comply with the requirements of the Companies Law and Section 10D of the Securities Exchange Act of 1934, that shall apply to its Officers, as attached hereto as Exhibit A.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Officers is designed to enhance the alignment between the Officers’ interests with the long-term interests of ZIM and its shareholders, and to strengthen the retention and the motivation of Officers in the long term. As equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by ZIM is intended to be in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board (and in the case of the CEO – also by the Company’s general meeting of shareholders), grants to Officers, shall vest gradually over a period of between one (1) to four (4) years. The Compensation Committee and Board shall have the discretion to shorten the vesting period under special circumstances (such as a grant that was delayed not as a result of the Officer’s actions) provided that the vesting period shall not be less than one (1) year.

12.4.
The exercise price of options shall be determined in accordance with ZIM’s policies, and in any event will not be less than the average closing price per a share of the Company on the stock exchange in which the Company’s shares are principally traded over the thirty (30) day calendar period preceding the Board’s decision on the grant of the relevant option (excluding with respect to awards granted subject to the Company’s initial public offering in which case the exercise price may be the price of the Company’s share as determined in the pricing in the initial public offering).  Unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company’s CEO - also the Company’s general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero.

Awards may also be exercised by a method of “Cashless” exercise.

12.5.
Upon each grant of any equity incentive to directors and Officers Company, the total equity grants held by the Company’s directors and Officers (including the proposed grant) shall not exceed 10% of the Company’s share capital, all calculated on a fully diluted basis

12.6.
All other terms of the equity awards shall be in accordance with ZIM’s equity incentive plans and other related practices and policies. Accordingly, the Compensation Committee and Board (and in the case of the CEO - also the Company’s general meeting of shareholders, subject to applicable law as shall be from time to time) may extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, and may otherwise modify or amend outstanding awards in accordance with ZIM’s equity incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law.

12.7.
Subject to any applicable law, ZIM may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company’s CEO - also the Company’s general meeting of shareholders, subject to applicable law as shall be from time to time), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Officer, and such other criteria as determined by the Compensation Committee and the Board (and in the case of the CEO - also the Company’s general meeting of shareholders).

13.2.
In determining the equity-based compensation granted to each Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total annual fair market value of any equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO – 36 monthly Base Salaries of the CEO; and (ii) with respect to each of the other Officers - 12 monthly Base Salaries of the Officer.

13.3.
The fair market value of the equity-based compensation for the Officers shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number vesting years.

13.4.
The Board considered the possibility of determining a ceiling for the exercise value of the equity-based compensation and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination (or equivalent value in cash and other severance benefits) of up to six (6) months during which the Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.	Adjustment Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an additional adjustment period (or equivalent value in cash and other severance benefits) of up to twelve (12) months to the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of the CEO’s equity-based compensation.

16.	Additional Retirement and Termination Benefits

ZIM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices as well as increased severance pay to the CEO of up to 24 monthly Base Salaries.

F. Exculpation, Indemnification and Insurance

18.	Exculpation

ZIM may exculpate its directors and Officers in advance for all or any liability (including expense) imposed on them in connection with a breach of the duty of care vis-a-vis ZIM, to the fullest extent permitted by applicable law.

19.	Insurance and Indemnification

19.1.
ZIM may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability (including expense) that may be imposed on the director or the Officer, as provided in the indemnity agreement between such individuals and ZIM.

19.2.
ZIM may provide its directors and Officers with directors’ and officers’ liability insurance (the “Standard Policies”) and coverage for directors and Officers for non-indemnifiable losses (the “Side A Policies”), including as directors or officers of the Company’s Subsidiaries, in Israel or overseas.

19.2.1.	The maximum coverage amount shall not exceed $200 million for each Standard Policy and $150 million for each Side A Policy.

19.2.2.
The purchase of each of the Standard Policies and the Side A Policies (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that each of the Standard Policies and the Side A Policies reflect the current market conditions (at the time of purchase, extension or renewal, as the case may be), and it shall not materially affect the Company’s profitability, assets or liabilities.

19.3.	Upon circumstances to be approved by the Compensation Committee and the Board, ZIM shall be entitled to purchase a “run off” Insurance Policy of up to seven (7) years, as follows:

19.3.1.	The coverage amount shall not exceed $200 million (for the Standard Policy or for the Side A Policy, or for a combination thereof); and

19.3.2.
The purchase of the “run-off” Insurance Policy (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that the “run-off” Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

19.4.
ZIM may extend its Standard Policy and/or Side A Policy in place to include coverage for liability pursuant to a future public offering of securities, or purchase new policies (either standard policies or side A policies) for that purpose. Such extension or purchase shall be approved by the Compensation Committee and the Board which shall determine that the extension reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

20.	The following benefits may (but are not required to) be provided to the Officers following a “Change of Control” as shall be defined in the respective incentive plan or employment agreement:

20.1.	Up to 100% vesting acceleration of outstanding options or other equity-based awards;

20.2.
Extension of the exercising period of equity-based compensation for ZIM’s Officers for a period of up to one (1) year in case of an Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

H. Board of Directors’ Compensation

21.	The following benefits may be provided to ZIM’s Board members:

21.1.
All ZIM’s Board members, excluding the chairperson of the Board, may be entitled to an annual cash fee retainer of up to $100,000 as well as payment per participation in meetings of the Board and its committees in a maximum amount of $2,000 per meeting, subject to value added tax to the extent applicable. The directors are also entitled to reimbursement for reasonable expenses incurred as part of their service as directors, including among other things, travel expenses, allowance for daily living expenses and air travel business expenses. The chairperson of ZIM’s Board may be entitled to a monthly cash fee payment of up to ILS 200,000 (approximately $61,162) plus VAT, if applicable.

21.2.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, including by way of a relative compensation within the meaning of such term under the aforesaid regulations.

21.3.
Notwithstanding the provisions of Sections 21.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 21.1 and in no event more than 150% of such amount.

21.4.
Each member of ZIM’s Board may be granted equity-based compensation in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company’s equity incentive plan in place as may be updated from time to time. The terms of such grant will be in accordance with the provisions of Sections 12 and 13 above.

21.5.
The total annual fair market value of any equity-based compensation at the time of grant shall not exceed $200,000 with respect to the Company’s chairperson and $100,000 with respect to any other Board member.

21.6.
The fair market value of the equity-based compensation for members of the Board shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number of vesting years.

21.7.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Officers.

I. Miscellaneous

22.
Nothing in this Policy shall be deemed to grant any of ZIM’s Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

23.
In the event that new regulations or law amendment in connection with Officers’ and directors’ compensation will be enacted following the adoption of this Policy, ZIM may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

24.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

25.
This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective applicable law of such jurisdiction.

26.	This Policy shall be binding and enforceable against all directors and Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

*          *          *

EXHIBIT A

ZIM INTEGRATED SHIPPING SERVICES LTD.
COMPENSATION RECOUPMENT POLICY

This ZIM Integrated Shipping Services Ltd. Compensation Recoupment Policy (“Recoupment Policy”) has been adopted by the Board of Directors (the “Board”) of ZIM Integrated Shipping Services Ltd. (the “Company”), effective as of December 1, 2023. This Recoupment Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Recoupment Policy is intended to comply with the requirements of the Israeli Companies Law of 1999 (the “Companies Law”) and Section 10D of the Exchange Act (as defined below).

1.    Definitions. For the purposes of this Recoupment Policy, the following terms shall have the meanings set forth below.

(a)          “Committee” means the compensation committee of the Board.

(b)          “Covered Compensation” means any Incentive-based Compensation “received” by a director or an officer of the Company, as such term is defined in the Companies Law, and including any Executive Officer of the Company (an “Officer”), during the applicable Recoupment Period; provided that:

 (i) such Covered Compensation was received by such Officer (A) after the Effective Date, (B) after he or she commenced service as an Officer and (C) while the Company had a class of securities publicly listed on a national securities exchange; and

(ii) such Officer served as an Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Recoupment Policy, Incentive-based Compensation is “received” by an Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

(c)          “Effective Date” means the date on which Section 303A.14 of the NYSE Listed Company Manual becomes effective.

(d)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(e)          “Executive Officer” means (i) any “officer” of the Company, as defined under Rule 16a-1(f) of the Exchange Act, and any director of the Company, (ii) any other individual who is required to be covered by this Recoupment Policy pursuant to Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange and (iii) any other employees of the Company and its subsidiaries identified by the Committee and/or the Board from time to time.

(f)          “Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above).  For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

(g)          “Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i)	an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii)	an error that would result in a material misstatement if (A) the error were corrected in the current period or (B) left uncorrected in the current period

For purposes of this Recoupment Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statement and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control;  (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.

(h)          “Incentive-based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Recoupment Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

(i)          “NYSE” means the New York Stock Exchange.

(j)          “Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

(k)          “Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

2.    Recoupment of Erroneously Awarded Compensation.

(a)          In the event of a Financial Restatement, if the amount of any Covered Compensation received by an Officer (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Officer if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Officer an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”).

(b)          If (i) the applicable Financial Reporting Measure applicable to the relevant Covered Compensation is  stock price or total shareholder return (or any measure derived wholly or in part from either such measure) and (ii), the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received.

(c)          For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Officer for the accounting errors or other actions leading to a Financial Restatement.

(d)          Notwithstanding anything to the contrary in Sections 2(a) through (c) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in one of clauses (i), (ii) or (iii) below are satisfied and (y) the Committee and the Board have made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)          the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under the Recoupment Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE;

(ii)           recovery of the Erroneously Awarded Compensation would violate the laws of the State of Israel to the extent such law was adopted prior to the Effective Date (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d)), the Company shall have first obtained an opinion  under the laws of the State of Israel, that is acceptable to the NYSE, that recovery would result in such a violation, and the Company must provide such opinion to the NYSE; or

(iii)           recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or similar benefits under any applicable law.

(e)          The Company shall not indemnify any Officer, directly or indirectly, for any losses that such Officer may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Recoupment Policy, including through the payment of insurance premiums or gross-up payments.

(f)          The Committee and the Board shall determine, in their discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from an Officer in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Officer; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law.  For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation;  provided that, to the extent necessary to avoid any adverse tax consequences to the Officer pursuant to Section 409A of the Code, or similar benefits under any applicable law, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code, or similar benefits under any applicable law.

3.    Administration. This Recoupment Policy shall be administered by the Committee and Board.  All decisions of the Committee and Board shall be final, conclusive and binding upon all parties, including the Company and the Officers, their beneficiaries, executors administrators and any other legal representatives. The Committee and Board shall have full power and authority to (i) administer and interpret this Recoupment Policy, (ii) correct any defect, supply any omission and reconcile any inconsistency in this Recoupment Policy and (iii) make any other determination and take any other action that the Committee and Board will deem necessary or desirable for the administration of this Recoupment Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations.

4.    Amendment/Termination. Subject to the Companies Law, Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Recoupment Policy may be amended or terminated at any time by the Committee or the Board, subject to any required corporate or shareholder approvals. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Recoupment Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations.

5.    Interpretation. Notwithstanding anything to the contrary herein, this Recoupment Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith).  The provisions of this Recoupment Policy shall be interpreted in a manner that satisfies such requirements, and this Recoupment Policy shall be operated accordingly. If any provision of this Recoupment Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

6.    Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Recoupment Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Recoupment Policy shall count toward any required clawback or recoupment under this Recoupment Policy and vice versa.

7.    Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to an Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures  or compensation awarded solely at the discretion of the Committee or the Board, or, where required under applicable law, the Company’s general meeting of shareholders, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goals.

8.    Miscellaneous.

(a)          Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Recoupment Policy shall be deemed to include the restrictions imposed herein and incorporate this Recoupment Policy by reference and, in the event of any inconsistency, the terms of this Recoupment Policy will govern. For the avoidance of doubt, this Recoupment Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Officer’s compensation became effective.

(b)          This Recoupment Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

(c)          If any provision of this Recoupment Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

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